John Hancock Bank and Thrift Opportunity Fund

601 Congress Street

Boston, Massachusetts 02210

November 19, 2012

VIA EDGAR

Brion R. Thompson, Esq.

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	John Hancock Bank and Thrift Opportunity Fund
File No. 811-08568

Dear Mr. Thompson:

We have received the Staff’s comments on the preliminary proxy statement filed on Schedule 14A on November 2, 2012 (the “Proxy Statement”) for John Hancock Bank and Thrift Opportunity Fund (the “Fund”). The Staff’s comments were received by telephone on November 8, 2012. We respectfully submit this response letter on behalf of the Fund.

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.

We have, for the convenience of the Staff, repeated below the Staff’s comments followed by the Fund’s response. Defined terms have the same meanings as used by the Fund in the Proxy Statement.

Comment: Proposal 1(b), page 5

1.	Please add risk disclosure to the discussion of the Fund’s proposed removal of the fundamental investment restriction relating to pledging, mortgaging and hypothecating assets.

Response: The Proxy Statement has been revised to include the following underscored risk disclosure:

“Although BTO is permitted to pledge assets in connection with securing borrowings or issuing senior securities, the elimination of this restriction is recommended to ensure flexibility to engage in such borrowing and other transactions, which may require the fund to encumber its assets, in response to changing market conditions and circumstances. If shareholders approve the elimination of this restriction, the Fund’s ability to pledge, hypothecate, mortgage or otherwise encumber its assets will be increased. If the Fund were to encumber certain of its assets, it would result in the Fund’s creditors having a lien on such assets. The Fund could be required to maintain such encumbered assets in a segregated account at a third party custodian and to grant its creditors control over such assets. Such liens and/or control arrangements could limit the ability of the Fund to sell or otherwise dispose of such assets and could grant the Fund’s creditors with control and disposition rights with respect to such assets. Eliminating this restriction is also being recommended to promote uniformity among the John Hancock group of funds. In addition, there is no express requirement under the 1940 Act that BTO have a fundamental policy regarding pledging, hypothecating, mortgaging or otherwise encumbering its assets and, accordingly, the Board recommends that this fundamental investment restriction be eliminated to avoid unnecessary ~~encumbrances~~ restrictions.”

Comment: Proposed Calculation of Advisory and Subadvisory Fees Under the Advisory and Subadvisory Agreements, page 6

2.	Please provide additional detail as to what the Fund means by “any other means” in the disclosure related to the calculation of “gross assets.” If the Fund’s use of derivative investments is included in the calculation of “gross assets”, identify how those derivatives will be valued and confirm that the Fund will not use the notional value of its derivative investments for purposes of determining “gross assets.”

Response: The requested change has been made. The Proxy Statement has been revised to include the following underscored disclosure:

“Gross assets would be defined as “total assets of the fund, including any form of investment leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to investment leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility/commercial paper program or other forms of borrowings or the issuance of debt securities), (ii) the issuance of preferred shares or other similar preference securities, and/or (iii) any other means.” “Any other means” in (iii) would include any instrument existing now or created in the future that would involve an obligation of the Fund to repay a third party (i.e. reverse repurchase agreement).

We confirm that if the Fund were to obtain leverage through certain types of derivatives exposure, then it is anticipated that such derivative instruments would be valued based upon their market value taking into account the terms of the instrument. The Fund does not use the notional value of its derivative investments for purposes of determining “gross assets.”

Comment: ANNUAL EXPENSES, page 7

3.	Please revise the Fee and Expense Table to conform to Form N-2 requirements by deleting or moving the fourth column “Pro Forma Based on Gross Assets Assuming Bank Debt” to a supplemental table or narrative disclosure in a footnote to the Fee and Expense Table.

Response: The requested change has been made. The column “Pro Forma Based on Gross Assets Assuming Bank Debt” has been deleted. The following supplemental table appears as footnote 4 to the Fee and Expense Table:

	ACTUAL	PRO FORMA BASED ON GROSS ASSETS ASSUMING BANK DEBT
Management Fees	1.15%	1.15%
Other Expenses(1)	0.37%	0.34%
Interest Payments on Borrowed Funds	None	0.25	%(2)
Total Annual Expenses	1.52%	1.74%
Contractual Expense Reimbursement(3)	-0.15%	-0.15%
Net Fund Operating Expenses	1.37%	1.59%

Comment: EXAMPLE, page 8

4.	Please revise the Example to conform to Form N-2 requirements by deleting or moving the fourth column “Pro Forma Based on Gross Assets Assuming Bank Debt” to a supplemental table or narrative disclosure in a footnote to the Example.

Response: The requested change has been made. The column “Pro Forma Based on Gross Assets Assuming Bank Debt” has been deleted. The following supplemental table appears as footnote 1 to the Example:

PERIOD	ACTUAL	PRO FORMA BASED ON GROSS ASSETS ASSUMING BANK DEBT
1 year	$14	$ 16
3 years	$47	$ 53
5 years	$81	$ 93
10 years	$180	$204

Comment: Subadvisory Agreement, page 8

5.	Please disclose the date on which the Subadvisory Agreement was approved by Fund shareholders.

Response: We note that the Subadvisory Agreement was entered into in connection with a reorganization of the Adviser. In 2005, the investment management teams of the Adviser were reorganized into an affiliated subadviser. The restructuring did not have an impact on the Fund, which continued to be managed by same personnel. In reliance on the Staff’s no action positions and existing statutes, rules and regulations, the reorganization did not constitute a change of control and, therefore, shareholder approval of the Subadvisory Agreement was not required.

Comment: Board’s Evaluation and Recommendation, page 11

6.	Please provide additional disclosure as to how the Board determined that “the fees charged by the Adviser and the Subadviser were reasonable based on average advisory and subadvisory fees and operating expenses for comparable funds.” Please provide specific support for this statement.

Response: The requested change has been made. The following underscored disclosure has been added to the Proxy Statement:

“The Board considered the expense ratio of the fund on a historical basis and after giving effect to leverage and the benefits to the Adviser and the Subadviser from the revised fee calculation in the Advisory Agreement and the Subadvisory Agreement Amendments. The Board reviewed the Fund’s advisory fee and expense ratios against those of comparable funds. The Board also received information about the investment subadvisory fee rate payable by the Adviser to the Subadviser for investment subadvisory services. The Board noted that on a historical basis the Fund’s net expense ratio was equal to the applicable median of a group of comparable funds determined by Lipper, an independent third party. (See Appendix B for further details.) The Board also noted that after the implementation of the new 80% investment policy and after giving effect to leverage of approximately 25%, there would be only one other leveraged fund in the Fund’s peer group and that the Fund’s advisory fee and net expense ratio would be in line with that fund. The Board noted that the fees charged by the Adviser and the Subadviser were reasonable based on average advisory and subadvisory fees and operating expenses for comparable funds, including open-end funds.”

Comment: APPENDIX A, page 16 and page 17

7.	Please provide additional detail as to what the Fund means by “any other means” in the disclosure related to the calculation of “gross assets.” If the Fund’s use of derivative investments is included in the calculation of “gross assets”, identify how those derivatives will be valued and confirm that the Fund will not use the notional value of its derivative investments for purposes of determining “gross assets.”

Response: Please see the response above to Comment 2.

*        *        *         *        *

The Fund acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your attention to these matters. If you have any questions, I may be reached at 617-663-3872.

Sincerely,

/s/ Kinga Kapuscinski
Kinga Kapuscinski